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FORM 10-C

Securities and Exchange Commission
Washington, DC 20549

Report by issuer of securities quoted on the Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:   Aspen Technology, Inc.
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: 10 Canal Park, Cambridge, MA 02141
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ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE): 617/577/0100
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I. Change in Number of Shares Outstanding

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security   Common Stock
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2. Number of shares outstanding before the change  9,847,459
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3. Number of shares outstanding after the change   19.7 million
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4. Effective date of change    February 28, 1997
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5. Method of change    Stock Dividend
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Specify method (such as merger, acquisition, exchange, distribution, stock
split, reverse split, acquisition of stock for treasury, etc.)    Stock split
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Give brief description of transaction   Two-for-One Stock Split by way of a
                                         stock dividend
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II. Change in Name of Issuer

1. Name prior to change
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2. Name after change
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3. Effective date of charter amendment changing name
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4. Date of shareholder approval of change, if required
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/s/ Lawrence Evans, Chairman & Chief Executive Officer
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DATE      OFFICER'S SIGNATURE AND TITLE


Return To:  The Nasdaq Stock Market
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            (203) 375-9609

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